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Exhibit 99.7

Notification of Directors' Interests pursuant to Companies Act 1985 Section 324 (2) and Section 329.

        Imperial Tobacco Group PLC was today advised that the following directors sold ordinary shares of 10p each in the Company in order, amongst other things, to satisfy their Income Tax liabilities arising on the exercise of options under the LTIP as detailed in our announcements dated 14 December 2003 and 22 January 2004 and the vesting of awards under the Share Matching Scheme as detailed in our announcement dated 30 January 2004.

        The respective sales are detailed below:—

Name	Date sold	Price per share (pounds sterling)	Number Sold
Gareth Davis	4 February 2004	11.3414	95,000
Robert Dyrbus	4 February 2004	11.3414	61,000
David Cresswell	4 February 2004	11.3414	15,000
Bruce Davidson	4 February 2004	11.3414	30,429
Frank Rogerson	4 February 2004	11.3414	15,315

        The directors' holdings of ordinary shares following these trades are set out below:—

Name	Holding at 4 February 2004	Holding at 30 September 2003
Gareth Davis	286,939	263,366
Robert Dyrbus	197,194	186,603
David Cresswell	83,093	69,385
Bruce Davidson	123,523	123,523
Frank Rogerson	76,430	66,270

C Deft
Assistant Company Secretary

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  Exhibit 99.7